EXHIBIT 2.1
                                                                     -----------

                         OMEGA COMPLETES ADDITION OF
                      FAUST-GELVIN EYE CENTER IN INDIANA

Memphis, Tenn - May 6, 1997 - Omega Health Systems, Inc. (Nasdaq: OHSI) today announced that it has completed the acquisition of the assets of the ophthalmology practice of Joseph F. Faust, MD, known as Faust-Gelvin Eye Center and a 50% interest in the associated ambulatory surgery center. Omega also entered into long-term agreements to manage both the practice and surgery center. The Faust-Gelvin Eye Center has offices in Marion, Indiana and Fort Wayne, Indiana. The ambulatory surgery center is located in Marion.

Dr. Faust is board-certified in ophthalmology. He received his medical degree from Indiana University in 1977 and completed his residency in ophthalmology in 1981. He is a fellow of the American Academy of Surgeons and is board-certified in ophthalmology. Three doctors associated with the practice, John Gelvin, O.D., Karen Skurner, O.D. and Dr. Faust are all adjunct assistant professors of the Indiana University School of Optometry.

The practice and the ambulatory surgery center had combined revenues of approximately $2.7 million in 1996. In connection with the transactions, Omega issued 169,000 shares of its common stock and paid $1.7 million in cash. The transaction will be accounted for as a purchase.

Thomas P. Lewis, president and chief executive officer of Omega, commented on the addition of the Faust practice, "We are delighted to have added this large successful practice to the Omega network. This practice is an excellent fit as we expand in the Midwest. This is the fourth acquisition we have completed in 1997. We now have practices in 16 markets with 78 points of service and five ambulatory surgery centers. These practices are staffed by 37 ophthalmologists and 31 optometrists."

Omega Health Systems is an integrated eye care services company providing a full range of services to optometry and ophthalmology practices, including management services, managed care programs, purchasing and marketing services and practice acquisition opportunities. Additional information about Omega can be found on the world wide web at www.omegahealth.com.










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